UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                 LANOPTICS LTD.
                                  -------------
                                (Name of Issuer)

               Ordinary Shares, nominal value, NIS 0.02 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    M6706C103
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 18 Pages
                             Exhibit Index: Page 14

                                            SCHEDULE 13D
CUSIP No. M6706C103                                           Page 2 of 18 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMSOR VENTURE FUND LDC (f/k/a COMSOR TRADING FUND LDC)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                            [ ]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                             636,485
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                    0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                     636,485
  With
                            10            Shared Dispositive Power
                                             0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                636,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares See Instructions)

                [X]

13       Percent of Class Represented By Amount in Row (11)
                7.52%

14       Type of Reporting Person (See Instructions)
                OO

                        SCHEDULE 13D
CUSIP No. M6706C103                                           Page 3 of 18 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  CTI CAPITAL CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [ ]
                                               b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                 Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
               [ ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                6,500
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                       636,485
  Each
Reporting                   9             Sole Dispositive Power
  Person                                        6,500
  With
                            10            Shared Dispositive Power
                                                636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                642,985

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                [X]

13       Percent of Class Represented By Amount in Row (11)
                7.60%

14       Type of Reporting Person (See Instructions)
                CO

                          SCHEDULE 13D
CUSIP No. M6706C103                                          Page 4 of 18 Pages

1         Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMVERSE TECHNOLOGY, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.   [ ]
                                               b.   [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

               [ ]

6        Citizenship or Place of Organization
                  New York

                            7             Sole Voting Power
                                               152,300
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                      636,485
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       152,300
  With
                            10            Shared Dispositive Power
                                               636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  788,785

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.32%

14       Type of Reporting Person (See Instructions)
                  CO

                           SCHEDULE 13D
CUSIP No. M6706C103                                          Page 5 of 18 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
               [ ]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                              0
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                     636,485
  Each
Reporting                   9             Sole Dispositive Power
  Person                                      0
  With
                            10            Shared Dispositive Power
                                              636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  636,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  7.52%

14       Type of Reporting Person (See Instructions)
                  OO; IV

                         SCHEDULE 13D
CUSIP No. M6706C103                                           Page 6 of 18 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                  a.   [ ]
                                                  b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
               [ ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                              0
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                     636,485
  Each
Reporting                   9             Sole Dispositive Power
  Person                                      0
  With
                            10            Shared Dispositive Power
                                              636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  636,485

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  7.52%

14       Type of Reporting Person (See Instructions)
                  PN; IA

                           SCHEDULE 13D
CUSIP No. M6706C103                                           Page 7 of 18 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [ ]
                                               b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                [ ]


6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                              0
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                     636,485
  Each
Reporting                   9             Sole Dispositive Power
  Person                                      0
  With
                            10            Shared Dispositive Power
                                              636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  636,485

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  7.52%

14       Type of Reporting Person (See Instructions)
                  OO

                                  SCHEDULE 13D
CUSIP No. M6706C103                                           Page 8 of 18 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.   [ ]
                                               b.   [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
               [ ]


6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                             0
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                    636,485
  Each
Reporting                   9             Sole Dispositive Power
  Person                                     0
  With
                            10            Shared Dispositive Power
                                             636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  636,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  7.52%

14       Type of Reporting Person (See Instructions)
                  OO; IA

                          SCHEDULE 13D
CUSIP No. M6706C103                                           Page 9 of 18 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group   (See Instructions)
                                   a. [ ]
                                   b. [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
               [ ]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                0
Number of
 Shares
Beneficially                8             Shared Voting Power
 Owned By                                       636,485
  Each
Reporting                   9             Sole Dispositive Power
  Person                                        0
  With
                            10            Shared Dispositive Power
                                                636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  636,485

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  7.52%

14       Type of Reporting Person (See Instructions)
                  IA

                                                             Page 10 of 18 Pages




              This Amendment No. 5 to Schedule 13D relates to the Ordinary Shares, nominal value NIS 0.02 per share (the "Shares"), of LanOptics Ltd. (the "Issuer"). This Amendment No. 5 supplementally amends the initial statement on
Schedule 13D, dated June 1, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 5 is being filed by the Reporting Persons to supplementally amend
Item 2 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.       Identity and Background.


              This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)   Comsor Venture Fund LDC (f/k/a Comsor Trading Fund LDC)
              ("Purchaser");


         ii)  CTI Capital Corp. ("CTI");


        iii)  Comverse Technology, Inc. ("Comverse");


         iv)  Quantum Industrial Partners LDC ("QIP");


         v)   QIH Management Investor, L.P. ("QIHMI");


         vi)  QIH Management LLC ("QIH Management LLC");


        vii)  Soros Fund Management LLC ("SFM LLC"); and


       viii)  Mr. George Soros ("Mr. Soros").


              This Statement relates to the Shares held for the accounts of each of the Purchaser, CTI and Comverse.

              Effective  December 31, 2002, QIH  Management,  Inc. was converted into QIH Management LLC. On such date, Mr. Soros, the sole owner of QIH Management LLC, contributed his interest in QIH Management LLC to Soros Private Funds Management LLC, a Delaware limited liability company ("SPFM"), wholly-owned by Mr. Soros. SPFM is the sole managing member of QIH Management LLC. Neither SPFM nor QIH Management LLC have executive officers or directors. As a result, that portion of Annex A of the Initial Statement listing the directors and officers of QIH Management, Inc., is hereby deleted.

              On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him $2.28 million on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

              Information contained herein concerning QIP, QIHMI, QIH Management LLC, SFM LLC and Mr. Soros has been provided by SFM LLC. The Purchaser, Comverse and CTI assume no responsibility for such information. Information contained herein concerning the Purchaser, Comverse and CTI has been provided by each such Reporting Person. QIP, QIHMI, QIH Management LLC, SFM LLC and Mr. Soros disclaim any and all responsibility for such information.

Item 5.       Interest in Securities of the Issuer.

              (a) Each of the Reporting Persons may be deemed the beneficial owner of the number of Shares set forth in Item 11 of such Reporting Person's Cover Page.

              (b) (i) The Purchaser may be deemed to have the sole power to vote and the sole power to direct the disposition of the 636,485 Shares held for its account.

                                                             Page 11 of 18 Pages

        (ii) Each of QIP, QIHMI, QIH Management LLC, SFM LLC and Mr. Soros may be deemed to have the shared power to vote and the shared power to direct the disposition of the 636,485 Shares held for the account of the Purchaser.

        (iii) CTI may be deemed to have the sole power to vote and the sole power to direct the disposition of the 6,500 Shares directly held for its account. CTI may be deemed to have the shared power to vote and the shared power to direct the disposition of the 636,485 Shares held for the account of the Purchaser.

          (iv) Comverse may be deemed to have the sole power to vote and the sole power to direct the disposition of 152,300 Shares. This number consists of 145,800 Shares directly held for its account and the 6,500 Shares held for the account of CTI. Comverse may be deemed to have the shared power to vote and the shared power to direct the disposition of the 636,485 Shares held for the account of the Purchaser.

     (c) There have been no transactions with respect to the Shares since November 10, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

     (d) (i) CTI and QIP, the shareholders of the Purchaser, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

        (ii) The shareholder of CTI has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of CTI in accordance with its ownership interest in CTI.

       (iii) The shareholders of Comverse have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Comverse in accordance with their ownership interests in Comverse.

                  (e)      Not applicable.


Item 7.           Material to be Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 18 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: January 9, 2003                 COMSOR VENTURE FUND LDC


                                      By: /s/ Yaacov Koren
                                          -------------------------------------
                                          Yaacov Koren
                                          Authorized Signatory

                                      CTI CAPITAL CORP.


                                      By: /s/ Yaacov Koren
                                           -------------------------------------
                                           Yaacov Koren
                                           Managing Director


                                      COMVERSE TECHNOLOGY, INC.


                                      By: /s/ Kobi Alexander
                                          --------------------------------------
                                          Kobi Alexander
                                          Chairman, C.E.O.

                                      QUANTUM INDUSTRIAL PARTNERS LDC


                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                          Richard D. Holahan, Jr.
                                          Attorney-in-Fact

                                      QIH MANAGEMENT INVESTOR, L.P.

                                      By:    QIH Management LLC,
                                             its General Partner

                                      By:    Soros Private Funds Management LLC,
                                             its Managing Member

                                             By: /s/ Richard D. Holahan, Jr.
                                                 ------------------------------
                                                 Richard D. Holahan, Jr.
                                                  Attorney-in-Fact

                                                           Page 13 of 18 Pages

                                      QIH MANAGEMENT LLC

                                      By:    Soros Private Funds Management LLC,
                                             its Managing Member


                                             By: /s/ Richard D. Holahan, Jr.
                                                 -----------------------------
                                                 Richard D. Holahan, Jr.
                                                 Attorney-in-Fact

                                      SOROS FUND MANAGEMENT LLC


                                             By: /s/ Richard D. Holahan, Jr.
                                                  -----------------------------
                                                  Richard D. Holahan, Jr.
                                                  Assistant General Counsel

                                      GEORGE SOROS


                                             By: /s/ Richard D. Holahan, Jr.
                                                  -----------------------------
                                                  Richard D. Holahan, Jr.
                                                  Attorney-in-Fact

                                                             Page 14 of 18 Pages


                                  EXHIBIT INDEX


17.  Power  of  Attorney,  dated  as of  October  30,  2002, granted by Mr. George Soros in favor of Mr.  Armando T.
     Belly,  Ms.  Jodye  Anzalotta,  Mr. John F. Brown,  Ms.
     Maryann Canfield,  Mr. Richard D. Holahan,  Jr. and Mr.
     Robert Soros....................................................         15

     Limited Power of Attorney, dated as of August 21, 2002,
     granted by Soros Private Funds  Management LLC in favor
     of Ms. Jodye Anzalotta,  Mr. Armando Belly, Ms. Maryann
     Canfield,   Mr.  Richard  D.  Holahan,   Jr.,  Ms.  Eve
     Mongiardo, Mr. Neal Moszkowski, Mr. Michael Prozan,
     Mr.    Frank   V.   Sica   and   Mr.    Robert    Soros.........         16

                                                            Page 15 of 18 Pages


                                                                      EXHIBIT 17
                        POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, JOHN F. BROWN, MARYANN CANFIELD, RICHARD D. HOLAHAN, JR., and ROBERT SOROS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 15th day of January 2002 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of October, 2002.



                                             /s/ George Soros
                                             -----------------------------------
                                             GEORGE SOROS

                                                            Page 16 of 18 Pages


                                                                     EXHIBIT 18


                       SOROS PRIVATE FUNDS MANAGEMENT LLC

                            LIMITED POWER OF ATTORNEY

     KNOW ALL MEN BY THESE  PRESENT,  that the  undersigned  SOROS PRIVATE FUNDS
MANAGEMENT LLC, a limited liability company organized and existing under the State of Delaware (the "Company"), does, pursuant to duly a resolution of its Managers, hereby designate, constitute and appoint.

     JODYE ANZALOTTA of 888 Seventh Avenue, New York, New York 10106;

     ARMANDO BELLY of 888 Seventh Avenue, New York, New York 10106;

     MARYANN CANFIELD of 888 Seventh Avenue, New York, New York 10106;

     RICHARD D. HOLAHAN, JR. of 888 Seventh Avenue, New York, New York 10106;

     EVE MONGIARDO of 888 Seventh Avenue, New York, New York 10106;

     NEAL MOSZKOWSKI of 888 Seventh Avenue, New York, New York 10106;

     MICHAEL PRUZAN of 888 Seventh Avenue, New York, New York 10106;

     FRANK V. SICA of 888 Seventh Avenue, New York, New York 10106;

     ROBERT SOROS of 888 Seventh Avenue, New York, New York 10106;

or any one of them,  acting singly and not jointly,  with power of substitution,
as   its   true   and   lawful   agents   and   attorneys-in-fact    (each,   an
"Attorney-in-Fact"):

(1) to open accounts of any kind or nature whatsoever at any institution of any kind or nature whatsoever in any jurisdiction or location (a "Financial Institution") and to sign related account opening documents for the Company;

(2) to give instructions for the settlement of transactions relating to the acquisition, disposition and holding for the Company's account of:

     (a)  any securities, debt obligations, commodities and currencies;

     (b) any puts, calls or other options, any contracts for forward or future delivery, and any other contracts of any kind relating to any of the foregoing;

                                                             Page 17 of 18 Pages


     (c) any derivative instruments of any kind pertaining to, or providing investment exposure with respect to, any of the foregoing, whether relating to a specific security, debt instrument, commodity or currency, or relating to a basket or index comprised, or based in changes in the level of prices, rates or values, of any group or combination thereof;

     (d) any other instruments or contracts of a kind dealt in by security or commodity brokers or dealers, or other Financial Institutions;

     (e)  any combination of any of the foregoing;

in each case whether now existing or hereafter developed, and whether the transaction is effected on any securities or commodity exchange, board of trade or contract market or through any inter-dealer or other over-the-counter market in any jurisdiction or location (including, without limiting the generality of the foregoing, capital stock; shares or other units of mutual funds and investment companies; preorganization certificates and subscriptions; warrants, partnership interests or units; bonds, notes and debentures, whether subordinated, convertible or otherwise, and whether issued by a governmental or private issuer; commercial paper; certificates of deposit; bankers acceptances; trade acceptances; trust receipts; depository receipts; assignments of or participations in bank loans; trade credit claims; equity swaps, commodity swaps and interest rate swaps; equity index contracts; interest rate index contracts; repurchase agreements and reverse repurchase agreements; master agreements; and guaranties);

(3) to give instructions for and execute the guaranties of the obligations of Quantum Industrial Partners LDC (the "Third Party");

(4)  to give instructions or make arrangements for:

     (a)  trading on margin;

     (b)  effecting short sales;

     (c)  entering into repurchase agreements;

     (d) otherwise obtaining credit or borrowing funds or any securities or other instruments or assets; and

     (e)  providing collateral security in relation to any of the foregoing.

in each case on behalf of the Company or the Third Party in connection with the acquisition, financing or re-financing, carrying or disposition of any other items referred to in paragraph (2) above, and to cover, discharge or otherwise terminate any of the foregoing arrangements;

(5) to give instructions for payments and deliveries in connection with any of the foregoing transactions;

                                                             Page 18 of 18 Pages


(6) to exercise all rights, powers and privileges appurtenant to the ownership, and any related financing, of any item held for the Company's account (including the right to vote or consent, and the right to lend any such item to any other person) or to take such actions relating to any guaranty of any obligations of any Third Party described herein;

(7) to execute and deliver, in the name of and on behalf of the Company, any investment management agreements and discretionary trading authorizations with investment advisers other than Soros Fund Management LLC and any and all such other agreements, deeds, instruments, receipts, certificates and other documents in connection therewith;

(8)  to authorize other agents to take any of the foregoing actions; and

(9) to execute all such documents and to take all such other actions as any of them may consider necessary or advisable in connection with any of the foregoing.

     Each Attorney-in-Fact is hereby authorized and empowered to perform all other acts and deeds, which he or she in his or her sole discretion deems necessary or appropriate to carry out to the fullest extent the terms and the intent of the foregoing. All past acts of the each Attorney-in-Fact if furtherance of the foregoing are hereby ratified and confirmed.

     Execution of this Limited Power of Attorney shall constitute a revocation of any and all previously executed powers of attorney of the Company appointing attorneys-in-fact to open accounts of any kind and nature whatsoever, sign account opening documents and take all the actions set forth in the Limited Power of Attorney.

     IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed this 21st day of August, 2002.

                                    SOROS PRIVATE FUNDS MANAGEMENT LLC


                                         /s/ Armando Belly
                                        -----------------------------------
                                    By: Armando Belly
                                        Manager